FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 10, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 10 September, 2004



                            British Energy plc



Notification for the purposes of sections 198-203 Companies Act 1985 - British Energy plc (the "Company")



The Company has received notification pursuant to Section 198 of the Companies Act 1985, that as at the close of its business on 8th September 2004, UBS Investment Bank, ("UBS-IB"), a business group of UBS AG, had an interest in 40,516,606 Ordinary shares of British Energy plc Ordinary shares, representing
6.53 per cent of the issued share capital of the Company.


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 10, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations